United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: S&P Global Inc.

Name of persons relying on exemption: The Shareholder Commons

Address of persons relying on exemption: PO Box 7545, Wilmington, DE, 19803-545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, which asks the Board to take all steps necessary to convert S&P Global Inc. (“S&P Global”) from a conventional corporation to a benefit corporation in order to implement the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement)1 that it has signed, which provides for a commitment to the stakeholders of S&P Global.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves the interests of diversified shareholders.

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1 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

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“The members of the Board are elected by the Corporation’s shareholders to use their business judgement to direct, provide counsel and oversee the management of the Corporation in the best interests of the Corporation and its shareholders. The Board recognizes that the interests of the Corporation’s shareholders are advanced by also considering and responsibly addressing the concerns of other stakeholders, including employees, customers and the broader public and communities in which the Corporation operates, thereby enhancing the long-term value of the Corporation.”

-S&P Global Corporate Governance Guidelines

With this simple statement, S&P Global demonstrates exactly why it must change its governance in order to honor the commitment it made to stakeholders. That commitment runs directly contrary to its corporate governance guidelines, which prioritize “the Corporation and its shareholders,” viewing stakeholder concerns as relevant only to the extent that they can enhance the value of S&P Global for its shareholders.

This company-first “shareholder value” approach threatens the interests not just of stakeholders, but of most shareholders themselves, who own diversified portfolios that are threatened by corporate activity that prioritizes financial return over the health of the social and environmental systems that undergird the economy.

We explain in more detail below.

Summary

Proposal

The Proposal requests that the board of directors take steps necessary to convert S&P Global to a benefit corporation. A benefit corporation operates just like a conventional corporation, except that it must consider the interests of stakeholders (such as employees and customers) for their own sake, without justifying those decisions as also advancing the interests of shareholders in receiving a financial return from the corporation. Moreover, in New York—where S&P Global is incorporated—a benefit corporation has a purpose of creating a “material public benefit,” which is defined as “a material positive impact on society and the environment, taken as a whole.” This impact must be assessed under a third-party standard to ensure compliance.

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Management Misses the Point

The purpose of the Proposal is to better address the inevitable tension between shareholder interests and stakeholder concerns. The Proposal’s suggested resolution—conversion to a benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware. Chief Justice Strine has argued that conversion to benefit corporation status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.2

In its opposition statement, S&P Global demonstrates that it has not even considered the gap between what it is doing to address stakeholder interests in its current corporate form and what it would be required to do as a benefit corporation.

Why You Should Support this Resolution

Most S&P Global shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a benefit corporation, S&P Global would have to consider the long-term risks to multiple stakeholders and the overall economy without limiting that consideration to how the financial returns of S&P Global are affected. This mandate will make it more likely that S&P Global will protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits cannot be justified based on their anticipated impact on the Company’s own value.

Why the benefit corporation structure is better for S&P Global shareholders

While New York corporation law permits directors to consider the interests of stakeholders, it does not require it, and its corporate governance guidelines show that it is simply following conventional corporate law (as it is permitted to do) and prioritizing the interests of its shareholders in financial returns from the company. This rule, called “shareholder primacy,” requires a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach does not account for the fact that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.3 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

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2 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

3 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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By focusing on the interests of “the Corporation and its shareholders,” the Board is bound to participate in this shell game, pursuing profits that optimize long-term profitability even if it means authorizing activities that put the global economy at risk. To the extent that S&P Global activities create economic costs that lower GDP, the value of diversified portfolios is reduced. Thus, by requiring S&P Global to prioritize financial return to shareholders above all else, the choice made in the corporate governance guidelines threatens many of the Company’s own shareholders.4 In other words, while S&P Global may increase its isolated return to shareholders by applying the company-first shareholder primacy model, its diversified shareholders will ultimately pay for the costs it externalizes.

How the New Obligations Could Affect S&P Global

In its most recent annual report filed with the Securities and Exchange Commission, S&P Global provided the following description of its business:

S&P Global Inc. . . . is a leading provider of transparent and independent ratings, benchmarks, analytics and data to the capital and commodity markets worldwide. The capital markets include asset managers, investment banks, commercial banks, insurance companies, exchanges, trading firms and issuers; and the commodity markets include producers, traders and intermediaries within energy, metals, petrochemicals and agriculture.

Much of this work involves environmental, social, and governance (“ESG”) assessments, rankings, benchmarks, and indices that help companies and investors focus on the impacts that companies have on stakeholders and on environmental and social systems. This business has the potential to affect the decisions that investors and corporations make with respect to critical ESG issues, including climate change, inequality, human rights, and biodiversity loss. These decisions may be critical in determining whether business is successful in meeting a number of serious threats to continued human thriving.

Under its corporate governance guidelines, S&P Global’s own decisions about how to devise and market these products must be ultimately based upon the effects that such decisions have on internal financial return. Thus, decisions about the composition of benchmarks, ratings, and indices are ultimately based on the question of what will create the greatest financial return at S&P Global, rather than what is most likely to successfully address the ESG threat in question.5

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4 Indeed, according to its 2021 Proxy Statement, S&P Global’s largest two shareholders were mutual fund companies with indexed or otherwise broadly diversified portfolios.

5 This may be why S&P Global’s core Corporate Sustainability Assessment is “a reference tool for companies to gauge the financial materiality of their sustainability performance.” In other words, the ultimate focus of S&P Global’s sustainability tools is how ESG issues financially effect the corporation in question, not how that corporation might pose a threat to social and environmental systems.

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S&P Global has become a critical gatekeeper for sustainability issues. It is in the interest of all stakeholders, including its diversified shareholders, that it use this role in a manner that supports the health of critical social and environmental systems, and not simply as a way to increase its own financial return. Conversion to a benefit corporation with a stand-alone purpose to create a “material positive impact on society and the environment” would help to bring about such a result.

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More generally, as a benefit corporation, S&P Global would be more likely to take actions that reduce any number of externalities in order to improve local and global economies and returns to diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve unilateral reduction of negative impacts, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a benefit corporation, S&P Global would not be obligated to take all of these actions, but it would have the option to do so, and would be compelled to work towards a net positive impact on society and the environment.

Signing the BRT Statement alone does not address company-first shareholder primacy

S&P Global’s Commitment under the BRT Statement

In August 2019, S&P Global made a commitment to stakeholders by signing the BRT Statement. That commitment will remain an empty promise unless S&P Global becomes a benefit corporation.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were S&P Global able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, S&P Global is permitted to favor shareholders over stakeholders, and its corporate governance guidelines require it to do so.

As a conventional corporation, S&P Global cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave S&P Global vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a benefit corporation would allow S&P Global to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of its diversified shareholders’ portfolios. It will be better able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be required to give real weight to stakeholder concerns, S&P Global will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.6

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6 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

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Reaction to the BRT Statement Confirms the Advisability of Converting to a benefit corporation

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”7 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.8

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.9

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.10

But benefit corporation conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

S&P Global’s opposition statement

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7 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

8 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

9 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

10 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to benefit corporation status will benefit its shareholders.

S&P Global’s claim that its existing commitments and practices already address the proposal’s underlying objectives is misleading because it limits its consideration of stakeholders to a company-first analysis.

S&P Global’s claim that there is no need to become a benefit corporation because the “existing corporate governance structure is the most effective means of continuing to advance the interests of all of our essential stakeholders” misses the critical difference between benefit corporations and the governance of S&P Global. Any consideration of stakeholders by S&P Global must be in service of financial return, as reflected in its corporate governance guidelines. In contrast, benefit corporation directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves and must aim to create a positive impact on the environment and society as a whole.

S&P Global enumerates a number of stakeholder expectations that it purports to address. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that S&P Global is limited in its pursuit of these initiatives by its decision to prioritize financial return to shareholders above all else. Thus, consideration of stakeholders as S&P Global now practices it and as it would be practiced by a benefit corporation are completely different. The opposition statement does not reflect any consideration of this distinction.

Conclusion

Please vote FOR Proposal No. 5

By voting FOR Proposal No. 5, shareholders can urge S&P Global to become a benefit corporation, as hundreds of companies have already done. Becoming a benefit corporation will better enable S&P Global to serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the benefit corporation form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal #5 on the proxy, the Shareholder Proposal requesting the Board to covert S&P Global to a Benefit Corporation at the S&P Global Annual Meeting on May 5, 2021.

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For questions regarding S&P Global Inc., Proposal #5 – submitted by James McRitchie and Myra K. Young, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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